Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

November 2, 2007

Nikko Cordial Corporation

To Whom It May Concern

November 2, 2007

Nikko Cordial Corporation

Removal of the Shares of Nikko Cordial Corporation from the Monitoring Post of the Tokyo Stock Exchange

Nikko Cordial Corporation (“NCC” or the “Company”) has been notified today by the Tokyo Stock Exchange, Inc. (the “TSE”) that the Company’s shares will be removed from the monitoring post of the TSE as of November 5, 2007.

NCC, at a meeting of its board of directors on October 2, 2007, resolved to enter into a basic agreement (the “Basic Agreement”) for a share exchange transaction with Citigroup Japan Holdings Ltd. (“CJH”) and CJH’s 100% parent company, Citigroup Inc. (“Citigroup”), whereby the Company will become a 100% subsidiary of CJH in exchange for Citigroup common shares (the “Share Exchange”).

The Company’s shares were transferred to the monitoring posts of the TSE, the Osaka Securities Exchange Co., Ltd. (the “OSE”) and the Nagoya Stock Exchange, Inc. (the “NSE”) on October 2, 2007, for the purpose of notifying shareholders that after the delisting of the Company’s shares, it will be impossible to trade the shares on those three stock exchanges.

The Company’s shares will be removed from the monitoring post of the TSE because Citigroup common shares, which will be the consideration for the Share Exchange, will be listed on the First Section of the TSE on November 5, 2007.

However, as a result of the Share Exchange (scheduled to be effective on January 29, 2008) following approval at the extraordinary general meeting of the shareholders, scheduled for December 19, 2007, of the Share Exchange Agreement entered into on October 31, 2007 between the Company and CJH (the “Share Exchange Agreement”), in accordance with the terms of the Share Exchange Agreement, the Company’s shares are expected to be delisted from the TSE, the OSE and the NSE pursuant to the respective rules of each exchange. Although delisting the Company’s shares is not the purpose of the Share Exchange, please be informed that after the delisting, the Company’s shares will no longer trade on the TSE, the OSE or the NSE.

The Company believes that liquidity will be provided to the minority shareholders of the Company after the Share Exchange because Citigroup’s common shares are listed on the New York Stock Exchange and the Mexico Stock Exchange, and as mentioned above, will be listed on TSE on November 5, 2007.

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This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877-936-2737 inside the United States (outside the United States at 1-718-765-6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.